Exhibit 99.6

NICE inContact CXone Ranks First in 2018 Contact Center in the Cloud Report
from Ventana Research

Following a comprehensive examination of industry solutions, NICE inContact CXone achieves top ratings in six out of seven categories – more than any other product in the Cloud Value Index

Salt Lake City, June 13, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced that NICE inContact CXone, the world’s #1 cloud customer experience platform, was ranked first overall in The Contact Center in the Cloud Value Index, 2018 Vendor and Product Assessment from Ventana Research. NICE inContact CXone achieved a top three rating in six out of seven evaluation categories – more than any other product in the Cloud Value Index, earning the #1 overall ranking in the Value Index. NICE inContact ranked first outright in four of the seven categories: Usability, Adaptability, Capability, and Validation.

"The success of NICE inContact’s CXone was highlighted by top ratings in Usability and Capability, as the product's balance of simplicity and robustness has fueled its growth,” as stated in the Value Index. The Value Index assessed thirteen products across seven categories, highlighting the core needs of the modern contact center including analyzing and optimizing customer interactions, engagement, operations and agent management.

The battle for delivering exceptional customer experiences is often fought on two fronts – direct one-on-one touchpoints with customers, and ensuring agents have the right tools to deliver on a brand promise of meaningful, personalized engagements. To stand out in a highly competitive market of increasing customer expectations, businesses need to meet the distinct needs of both customers and agents. Customers want speedy resolutions, and agents want a single platform that offers greater context. CXone meets these expectations so business can truly win in the customer experience economy.

“Today’s businesses are receiving a crash course on flexibility in a digitally-driven experience economy,” said Paul Jarman, CEO of NICE inContact. “Customer expectations change at light-speed, reinforcing the need for a modern, open cloud customer experience platform that supports real-time adjustments to strategy and global agent support. This understanding is the cornerstone of NICE inContact CXone. Recognition as the #1 Overall Value Leader by Ventana Research is incredible validation as we continue to foster greater connections between businesses and their customers.”

Of the Ventana Research Value Index’s seven categories, five evaluate the ability to support the breadth and depth of contact center processes, while two consider vendor validation and total cost of ownership/return on investment. Businesses can use it to assess the leading customer experience technology providers to determine which best supports their goals.

“The 2018 Value Index for Contact Center in the Cloud identifies the companies that deliver the highest value based on an overall weighted evaluation,” said Mark Smith, Ventana Research CEO & Chief Research Officer. “NICE and NICE inContact CXone is the overall Value Leader; its top overall rating reflects the breadth and depth of the offering and its commitment to advance the category through acquisition and investments.” Smith added, “To deliver a seamless and consistent customer experience, organizations must integrate channels of communication, share all available information among the employees and systems handling interactions, apply the same rules in all of them and maintain context as customers move from channel to channel.”

This recognition by Ventana Research comes in the latest of industry-leading, third party validations of NICE inContact CXone. CXone empowers organizations of all sizes to provide exceptional customer experiences with the most advanced capabilities available today, in a true unified cloud platform. Earlier this May, NICE inContact earned the Gold Stevie® Award for the New Product or Service of the Year - Software - Relationship Management Solution category, for The 16th Annual American Business Awards®. NICE inContact is recognized as a market leader by five industry analyst firms including Gartner, Ovum, IDC, Frost and Sullivan and DMG. NICE inContact was placed in the leader quadrant in the 2017 Gartner Cloud Contact Center as a Service (CCaaS) Magic Quadrant and has been named a Leader every year since this Magic Quadrant’s inception in 2015.

For more information on NICE inContact CXone, visit our website: www.niceincontact.com

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About Ventana Research
Ventana Research is the most authoritative and respected benchmark business technology research and advisory services firm. We provide insight and expert guidance on mainstream and disruptive technologies through a unique set of research-based offerings including benchmark research and technology evaluation assessments, education workshops and our research and advisory services, Ventana Research On-Demand. Our unparalleled understanding of the role of technology in optimizing business processes and performance and our best practices guidance are rooted in our rigorous research-based benchmarking of people, processes, information and technology across business and IT functions in every industry. This benchmark research plus our market coverage and in-depth knowledge of hundreds of technology providers means we can deliver education and expertise to our clients to increase the value they derive from technology investments while reducing time, cost and risk.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.